UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 20, 2018

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release AngloGold Ashanti Says First-Half Costs, Earnings, Cash Flow Improve

AngloGold Ashanti Limited
   (Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 - JSE share code: ANG
CUSIP: 035128206 - NYSE share code: AU
                                                                                                    JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)

20 August 2018
NEWS RELEASE
AngloGold Ashanti Says First-Half Costs, Earnings, Cash Flow Improve
(PRESS RELEASE) - AngloGold Ashanti said today that a strong production and cost performance in the first half of this year, as inward investment started to bear fruit, helped deliver a strong earnings result and allowed the Company to forecast production for 2018 at the top end of its guided range, and costs at the bottom end.
The Company continued to deliver on its strategy to improve free cash flow and returns by focusing on improving margins and reinvesting in high-return projects in its existing portfolio. Productivity rates, up 58% since 2012, continued to improve as the effects of portfolio restructuring became evident, the brownfields investments started to yield returns, and its operational efficiency initiatives gained traction.
“We continued to improve our portfolio, strengthen our balance sheet and increase productivity, all of which are the cornerstones of our strategy to improve free cash flow and returns over the long term,” outgoing Chief Executive Officer Srinivasan Venkatakrishnan said. “The business is in good shape - production is strong, costs are improving and our pipeline is well stocked with options.”
On 1 September 2018, Kelvin Dushnisky, the current President of Barrick Gold Corporation, will assume the CEO role at the Company.
Adjusted headline earnings were $85m, or 21 US Dollar cents per share, for the first six months of 2018 versus a loss of $93m, or 23 US Dollar cents per share in the first half of 2017. Increases in adjusted headline earnings were due mainly to the improved operating performance and the higher gold price.
Free cash flow improved by $110m to an outflow of $51m in the first six months of 2018 versus an outflow of $161m in the first six months of last year. Positive free cash flow of $19m was recorded during the second quarter of 2018.

The Company’s balance sheet also continued to improve, with debt falling, ample liquidity of around $2 billion, and no near-dated bond maturities. Net debt declined by 17% year-on-year to $1.786bn at 30 June 2018, from $2.151bn at the same time last year. The ratio of Net debt to Adjusted EBITDA at 30 June 2018 was 1.12 times, compared to 1.56 times at 30 June 2017, well below the covenant ratio of 3.5 times which applies under the revolving credit facilities.
Operating Performance
Total production for the group, including those operations either sold earlier this year or closed during 2017, was 1.629Moz at a total cash cost of $823/oz for the six months ended 30 June 2018, compared to 1.748Moz at a total cash cost of $796/oz in the first six months of 2017. All-in sustaining costs (AISC) for this set of assets fell 5% to $1,020/oz, versus $1,071/oz in the first half of 2017.
The International Operations posted another strong performance, achieving a 4% year-on-year reduction in AISC to $948/oz during the first half of 2018, from $988/oz during the first half of 2017. This was alongside a 4% increase in production to 1.372Moz, from 1.313Moz.
The sale of the Vaal River underground mines was completed at the end of February 2018, and the proceeds were immediately applied to reduce debt and further improve balance sheet flexibility. Brownfields projects remained on track and on budget. The ratification of investment agreements by Ghana’s Parliament in June 2018 allows for the redevelopment of the high-grade Obuasi Gold Mine to commence in earnest.
Safety Performance
It is with great sadness that we report three fatalities in the first half of 2018. The South Africa region suffered two fatal accidents. At Moab Khotsong a tramming accident caused one fatality and at Mponeng a mechanical loader operator was fatally injured in a seismic fall of ground. In Brazil there was one fatality following an electricity-related incident. AngloGold Ashanti remains committed to establishing and adhering to the best safety practices in the industry. The group’s All-Injury Frequency Rate, the broadest measure of workplace safety, was 5.6 injuries per million hours worked for the six months ended 30 June 2018, down 31% from the first half of last year and was the lowest level in the Company’s history.
Ends
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

CONTACTS
Media
Chris Nthite                                       +27 11 637 6388/+27 83 301 2481        cnthite@anglogoldashanti.com
Stewart Bailey                                   +27 81 032 2563 / +27 11 637 6031      sbailey@anglogoldashanti.com
General inquiries                                                                                                media@anglogoldashanti.com

Investors
Stewart Bailey                                   +27 81 032 2563 / +27 11 637 6031       sbailey@anglogoldashanti.com
Sabrina Brockman                            +1 646 880 4526/ +1 646 379 2555        sbrockman@anglogoldashanti.com
Fundisa Mgidi                                       +27 11 6376763 / +27 82 821 5322     fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Website: www.anglogoldashanti.com
ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 20, 2018

By:	/s/ M E SANZ PEREZ________

Name:	M E Sanz Perez

Title:	EVP: Group Legal, Commercial & Governance